Filed by Fortive Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Fortive Corporation Commission File Number: 001-37654

The following document was distributed to Fortive employees on August 28, 2018.

FAQs REGARDING THE EXCHANGE OFFER

RELATING TO FORTIVE’S AUTOMATION & SPECIALTY BUSINESSES

This week you may receive information pertaining to the exchange offer related to Fortive’s Automation & Specialty business. These FAQs are intended to provide additional clarity on that announcement and to address some questions that you as a Fortive employee may have about the exchange offer. For additional information regarding the exchange offer, please refer to the paragraph below titled “Additional Information.”

What is the exchange offer?

On March 7, 2018, Fortive announced that we agreed to combine 4 of our Automation and Specialty businesses – Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson – with Altra Industrial Motion. Hengstler-Dynapar will remain a part of Fortive, given the synergies with the remaining Fortive businesses. As part of the transaction, Fortive announced today an exchange offer that will allow shareholders to choose whether to exchange some or all of their shares of Fortive common stock for shares of common stock of Stevens Holding (“Newco shares”), an entity we created for this transaction. If you own Fortive shares and choose to exchange some or all of them for Newco shares, you will give up those Fortive shares in exchange for Newco shares, which will immediately be converted into shares of Altra common stock at closing of the transaction. Practically speaking, this means you will be giving up shares of Fortive common stock in exchange for shares of Altra common stock, and to reflect this practicality in the FAQs we simply refer to the exchange of Fortive shares for Altra shares.

Are the Altra shares being offered at a discount?

The Altra shares are being offered to Fortive shareholders at an 8% discount to their fair market value, subject to an upper limit on the number of Altra shares that can be issued, and are only being offered in exchange for Fortive shares. The discount is being offered only as part of the exchange offer for Fortive shares.

What should I do if I want to exchange some of my Fortive shares for Altra shares?

Follow the instructions in the materials that have been sent to you by your bank or broker (or by Fortive’s transfer agent, Computershare, if you do not hold your shares through a bank or broker) no later than the deadline set forth in the materials (the deadline will vary depending on the bank or broker through whom you hold your Fortive shares, but is often five days prior to the expiration of the exchange offer). You will be required to indicate how many Fortive shares you would like to tender. If you have any questions, you can contact your bank or broker, or D.F. King, the Information Agent for the exchange offer, at (800) 515-4479 or at ftv@dfking.com.

If I don’t want to exchange any of my Fortive shares for Altra shares, what should I do?

If you take no action, none of your Fortive shares will be exchanged.

Can I tender Fortive shares that I hold in my 401(k) plan?

If you hold Fortive shares in your 401(k) plan, you will receive correspondence from Fidelity, the 401(k) administrator, regarding instructions to follow if you want to tender those shares in the exchange offer.

Can I elect to exchange any of my EDIP shares or Fortive stock options or RSUs?

No. EDIP shares and Fortive stock options and RSUs simply represent a right to receive Fortive shares (and are not actually outstanding shares of Fortive common stock) and are not eligible to participate in the exchange offer.

Can I participate in the exchange offer during Fortive’s quarterly blackout period?

Yes. The exchange offer is being conducted by Fortive as an issuer tender offer. Any sale of Fortive shares to Fortive in the exchange offer is not subject to our quarterly blackout restrictions.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Altra, Fortive’s A&S Business or Fortive. In connection with the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”), Stevens Holding Company, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Fortive, and Altra has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Altra has also filed a definitive proxy statement which has been sent to the Altra stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about Altra, the A&S Business of Fortive and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Fortive upon written request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005, or by calling (800) 515-4479 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite Street, Suite 201, Braintree, MA 02184 or by calling (781) 917-0541.

TENDER OFFER DOCUMENTS

On August 28, 2018, Fortive filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the A&S Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Fortive with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Fortive by directing a request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005 or by calling (800) 515-4479.

PARTICIPANTS IN THE SOLICITATION

Altra, Fortive, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Altra stockholders in respect of the Transaction under the rules of the SEC. Information regarding Altra’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and in its definitive proxy statement filed with the SEC on August 6, 2018, in connection with the Transaction. Information regarding Fortive’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2018, and in its definitive proxy statement filed with the SEC on April 16, 2018, in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the registration statements, the prospectus, the proxy statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.